ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111- 40 06 WWW.ROPESGRAY.COM

January 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Mr. James O’Connor

100 F Street, N.E.

Washington, DC 20549 -1090

Re:	Post-Effective Amendment No. 113 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 115 to the registration statement under the Investment Company Act of 1940 (the “1940 Act”) of RS Investment Trust (the “Registrant”) filed on November 15, 2013 (the “Registration Statement”) (File Nos. 333-16439 and 811-05159)

Dear Mr. O’Connor:

This letter responds to comments received on December 26, 2013, relating to the Registration Statement for a new series of the Registrant, RS Emerging Markets Small Cap Fund (the “Fund”). For convenience of reference, the Securities and Exchange Commission (the “Commission”) staff’s comments have been summarized before each response.

Prospectus

1.	Comment: In the Shareholder Fees table, please delete the following footnote: “Contingent deferred sales load of 1.00% applies to purchases of $1 million or more of Class A shares if these shares are sold within 18 months of purchase.”

Response: The Registrant respectfully declines to make the requested change and notes that Instruction 2(a)(i) to Item 3 of Form N-1A (the “Form”) allows a footnote to the fee table with a narrative explanation of sales charges.

2.	Comment: In the Shareholder Fees table, please delete the term “contingent” from the following footnote: “Contingent deferred sales load applies for shares sold within one year of purchase.”

Response: The requested change has been made.

3.	Comment: Please disclose whether waived fees can be recouped.

Response: RS Investments does not have the contractual ability to recoup fees and expenses under the expense limitation agreement applicable to the Fund, and, as such, no disclosure with respect to recoupment is provided in the fund summary.

4.	Comment: Please consider providing an estimate of the Fund’s portfolio turnover rate given that Portfolio Turnover Risk is included as a principal risk of the Fund and such disclosure may be helpful to shareholders in the Fund.

Response: The Registrant respectfully declines to make the requested change as it is unable to estimate the rate of portfolio turnover that the Fund will experience in its first year of operation. The Registrant believes that the inclusion of Portfolio Turnover Risk in the Principal Risks section discloses to shareholders that a high portfolio turnover rate is possible.

5.	Comment: In the Principal Investment Strategies section, please consider making the following change: “The Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of small-capitalization companies.”

Response: The Registrant notes that the Note Regarding Percentage Limitations section of the prospectus states: “References in the discussion of the Fund’s investment policy to 80% of the Fund’s net assets refer to that percentage of the aggregate of the Fund’s net assets and the amount, if any, of borrowings by the Fund for investment purposes.” (emphasis added).

6.	Comment: Please state, where applicable, whether the Fund’s policy to invest at least 80% of its assets in securities of small-capitalization emerging market companies is a fundamental investment policy. If not, where applicable, state that shareholders will be given 60 days notice of any changes to such policy.

Response: The Registrant notes that the Note Regarding Percentage Limitations section of the prospectus states: “The Fund’s policy to invest at least 80% of its net assets in securities of small-capitalization emerging market companies may be changed by the Trustees upon at least 60 days prior written notice to shareholders.”

7.	Comment: In the Principal Investment Strategies section, please use the most recent reconstitution date of the index, as opposed to the last day of the most recent quarter, to show the market capitalization range.

Response: The Registrant respectfully declines to make the requested change as it is not aware of any requirement to use the most recent reconstitution date of any index. The Registrant believes that the last day of the most recent quarter will result in a more up-to-date market capitalization range.

8.	Comment: Please explain why 120% of the market capitalization of the largest company included in the Fund’s index is an appropriate definition of market capitalization.

Response: The Registrant respectfully submits that 120% of the market capitalization of the largest company in the Fund’s index is an appropriate capitalization range limit for the Fund, consistent with investor expectations and industry practice. The Registrant notes that the Fund’s market capitalization range is not required to exactly track that of an index, and other funds in the industry have market capitalization ranges that extend above the capitalization of the largest company in their indices (or below the capitalization of the smallest company in their indices). Further, consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1,” the Registrant believes that the Fund may provide for a reasonable definition of its market capitalization range. The Registrant submits that its definition of “small-capitalization” is a reasonable definition developed after consideration of pertinent references and consistent with SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1.” The Registrant further notes that the market capitalization range of indices that qualify as “small-capitalization” varies, and what may be 120% of one small cap index might be within the market capitalization range of another such index.

9.	Comment: Given that the term “emerging markets” is in the Fund’s name, please expressly describe how the Fund will invest its assets in investments that are tied economically to emerging markets.

Response: The Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of its net assets in securities of small-capitalization emerging market companies. As set forth in the Fund’s Principal Investment Strategies, the Fund defines an emerging market company as one that is organized under the laws of, or has its principal office in, an emerging market country; that derives 50% or more of its revenue from goods produced, services performed, or sales made in emerging market countries; or for which the principal securities market is located in an emerging market country.

The Registrant respectfully submits that the Fund’s definition of an emerging market company is reasonable and consistent with the criteria originally proposed by the SEC in the proposing release for Rule 35d-1, which stated that companies whose names suggested investments in certain countries or geographic regions would be “required to invest in securities that meet any one of the following criteria: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.” See Investment Company Names, ICA Release No. 22530 (Feb. 27, 1997). The SEC did not ultimately impose the proposed criteria, but its decision not to do so was based on its determination that the criteria might be “too restrictive.” See Rule 35d-1 Adopting Release. The SEC stated that the disclosure approach it adopted was intended to “allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” See Rule 35d-1 Adopting Release.

10.	Comment: If the Fund uses a growth investment style, please consider including the risks associated with a growth investment style in the Principal Risks section.

Response: The Registrant confirms that Fund does not use a growth investment style.

11.	Comment: In the Principal Investment Strategies section, please consider explaining what the term “above-average earnings growth” refers to.

Response: The requested change has been made, as follows:

The Fund’s investment team employs both fundamental analysis and quantitative screening in seeking to identify companies that the investment team believes can sustain above-average earnings growth relative to their peers.”

12.	Comment: In the Principal Investment Strategies section, please identify the types of “securities” included in “securities convertible into common stock.”

Response: The Registrant notes that the Additional Information About the Fund’s Investment Strategies and Risks section discusses convertible securities and states as follows: “The Fund may invest in convertible securities, which are securities such as debt or preferred stock, that can be exchanged for another security (usually common shares) at a predetermined price or rate. Convertible securities are subject to the general risks of investing in debt securities and also to the risks of investing in equity securities.”

13.	Comment: Please disclose whether the Fund will concentrate its investments.

Response: The Registrant does not currently intend to concentrate its investments in a particular industry or group of industries.

14.	Comment: In the Principal Risks section, please make the following change under Emerging Markets Risk: “Risks of investing in emerging markets include greater political and economic instability, greater volatility in currency exchange rates, less developed securities markets, possible trade barriers, currency transfer restrictions, a more limited number of potential buyers and issuers . . . .”

Response: The requested change has been made.

15.	Comment: In the Fund Performance section, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A (the “Form”), which explains that updated performance information is available and provides a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Registrant respectfully declines to make the requested change and notes that, because the Fund has not yet commenced investment operations, the additional disclosure required by Item 4(b)(2)(i) of the Form is not currently applicable.

16.	Comment: In the Tax Information section, please consider revising the disclosure as follows: “Fund distributions are generally taxable to you as ordinary income or capital gains annually, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case you will be taxed upon withdrawal.”

Response: The requested change has been made, as follows:

Fund distributions are generally taxable to you as ordinary income or capital gains unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case you will generally be taxed only upon withdrawal of monies from the arrangement.

The Registrant respectfully declines to make the requested change with respect to the addition of “annually” in the Tax Information section because the Registrant believes that such addition may be confusing to shareholders and, under certain circumstances, may not be accurate.

17.	Comment: In the Additional Information About Principal Risks section, please disclose whether shareholders will be given notice of changes to the investment objective and policies of the Fund, and if so, how much notice will be given.

Response: The Registrant notes that it would supplement the Fund’s prospectus if a material change is made to the investment objective or policies of the Fund.

18.	Comment: In the Additional Information About Principal Risks section, please consider revising the disclosure under Derivatives Risk as follows: “Derivative transactions ~~can~~ create investment leverage and may be highly volatile. Use of derivatives other than for hedging purposes ~~may be~~ is considered speculative, and when a Fund invests in a derivative instrument, it could lose more than the principal amount invested. Also, suitable derivative transactions may not be available in all circumstances.”

Response: The Registrant respectfully declines to make the requested change as there may be circumstances when the sentence, as changed, would not be accurate.

19.	Comment: Please describe, where appropriate, the segregation policies for each kind of derivative that the Fund may use as part of its principal investment strategies.

Response: The Registrant notes that the prospectus and Statement of Additional Information disclose that the Fund will take the necessary steps to segregate its assets when entering into derivatives transactions. Further, for ease of reference, the Registrant has summarized its asset segregation and coverage disclosure in the Statement of Additional Information, as follows:

Asset Segregation and Coverage

The Fund may be required to earmark or otherwise segregate liquid assets in respect of its obligations under derivatives transactions that involve contractual obligations to pay in the future, or the Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are earmarked or otherwise segregated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. In certain circumstances, the Fund may enter into an offsetting position rather than earmarking or segregating liquid assets. The Fund may modify its asset segregation and coverage policies from time to time. Although earmarking or segregating may in certain cases have the effect of limiting the Fund’s ability to engage in derivatives transactions, the extent of any such limitation will depend on a variety of factors, including the method by which the Fund determines the nature and amount of assets to be earmarked or segregated.

20.	Comment: Please explain the following in terms of the coverage requirements applicable to the Fund: “If a counterparty’s obligation to the Fund is not collateralized, then the Fund is an unsecured creditor of the counterparty and runs the risk of having limited recourse if the counterparty defaults.”

Response: The Registrant notes that the statement discusses counterparty exposure and associated risks and not the coverage requirements applicable to the Fund. The Registrant notes that it has summarized its asset segregation and coverage disclosure in the Statement of Additional Information, as noted in the response to comment 19, above.

21.	Comment: Please revise the following to reflect the fact that, pursuant to Rule 22c-1 under the 1940 Act, although the Fund always has the right to determine whether to accept or reject a purchase order, once accepted, the purchase must be effected at the net asset value (“NAV”) next determined after the request was received by the Fund: “Purchases of Fund shares are made at a price based on the NAV next determined after the purchase is accepted.”

Response: The requested change has been made, as follows:

Purchases of Fund shares are made at a price based on the NAV next determined after we receive your completed request to purchase in good order. ~~the purchase is accepted.~~

Statement of Additional Information

22.	Comment: Please explain the basis of the Fund’s claim of an exclusion from the definition of the term “commodity pool operator” (“CPO”) under the Commodities Exchange Act (the “CEA”), pursuant to Rule 4.5 under the CEA. Please consider whether additional disclosure regarding the Fund’s ability to rely on the exclusion under Rule 4.5 would be appropriate.

Response: The Registrant satisfies both the de minimis trading and marketing requirements for claiming exclusion from the definition of a CPO pursuant to Rule 4.5 under the CEA. The Fund will only invest in commodity interests (i) with aggregate net notional value of up to 100% of the Fund’s net assets, or (ii) for which the aggregate initial margin and premiums on these positions (as calculated under Rule 4.5) will not exceed 5% of the Fund’s net asset value, in each case not counting bona fide hedging transactions. The Fund will abide by the marketing restrictions imposed pursuant to Rule 4.5 under the CEA. Accordingly, the Registrant believes that the Fund’s current disclosure in this respect is sufficient.

23.	Comment: Please confirm supplementally that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction 4(ii) regarding industry concentration under Section 8(b)(1)(E) of the 1940 Act.

Response: With respect to fundamental investment restriction 4(ii), the industry of the underlying borrower, and not that of the seller of a loan participation, will be used.

24.	Comment: Please consider clarifying the application of the Fund’s asset segregation and coverage requirements with respect to the Fund’s loans of portfolio securities and repurchase agreements. Please note that the Fund’s repurchase agreements may be subject to the requirements of Rule 5b-3 under the 1940 Act.

Response: The Registrant notes that it describes the Fund’s asset segregation and coverage requirements with respect to loans of portfolio securities under “Securities Lending” in the Additional Information About the Fund’s Investment Strategies and Risks section, as follows: “The aggregate market value of securities of the Fund loaned will not at any time exceed one-third (or such other lower limit as the Trustees may establish) of the total assets of the Fund.” The Registrant also notes that it describes the Fund’s asset segregation and coverage requirements with respect to repurchase agreements in the Statement of Additional Information under “Repurchase Agreements” in the Investments and Risks section, as follows: “Repurchase agreements may also be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. The Adviser will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor.” The Registrant notes that the Fund’s repurchase agreements may be subject to the requirements of Rule 5b-3 under the 1940 Act.

25.	Comment: Please clarify specifically how the Fund will cover its short sales in accordance with Release 10666 and related guidance.

Response: The Registrant notes that the prospectus and Statement of Additional Information disclose that the Fund will take the necessary steps to segregate its assets when entering into derivatives transactions. Further, for ease of reference, the Registrant has summarized its asset segregation and coverage disclosure in the Statement of Additional Information, as noted in the response to comment 19, above.

26.	Comment: Please confirm whether the Fund needs to disclose an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses table.

Responses: The Registrant confirms that it does not need to disclose an Acquired Fund Fees and Expenses line item because the Fund does not currently expect the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more “Acquired Funds” (as defined in Instruction 3(f)(i) to Item 3 of the Form) to exceed 0.01 percent of the average net assets of the Fund.

27.	Comment: Please consider whether fundamental investment restriction 4(ii) should be revised pursuant to Instruction 4 to Item 9(b)(1) of the Form as follows: “purchase any security if as a result 25% or more of the Fund’s ~~total~~ net assets (taken at current value) would be invested in a single industry.”

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that in recent SEC no-action letter guidance, the staff describes the concentration policy of an open-end investment company in the recitation of facts as follows: “The Fund’s investment adviser believes it is in the best interests of the Fund and its shareholders to afford the Fund the ability to invest more than 25% of its total assets [in an industry].” (emphasis added). See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (publ. avail. July 8, 2013). The staff goes on to state its position that “a fund is concentrated if it invests more than 25% of the value of its assets in any one industry.” (emphasis added). Accordingly, the Registrant believes that the Fund’s fundamental investment restriction 4(ii) is consistent with industry concentration policies recently reviewed by the staff.

28.	Comment: Please revise the headers to the table in the Trustees and Officers – Identification and Background section, as follows: “Other Directorships Held by Trustee During the Past Five Years”.

Response: The Registrant respectfully declines to make the requested change as it is inconsistent with the requirements of Item 17(a)(1) of the Form.

[Remainder of Page Intentionally Blank]

Should you have any questions, please do not hesitate to call me at (415) 315-6331. Thank you for your assistance.

Very truly yours,

/s/ Benjamin Kozik
Benjamin Kozik

cc:	Nina Gupta, RS Investment Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP